FINANCIAL SUMMARY FOR

WIND HARVEST INTERNATIONAL, INC. AND

WIND HARVEST PILOT PROJECT INC.

FROM 2023 AND 2024 CONSOLIDATED FINANCIAL STATEMENTS

(EXHIBIT D)

	Most Recent Fiscal Year End (2024)	Prior Fiscal Year End (2023)
Total Assets	$539,310	$541,201
Cash and Cash Equivalents	$1,804	$11,396
Accounts Receivable	$0	$0
Short-Term Debt	$1,713,165	$1,485,650
Long-Term Debt	$7,577,416	$6,748,622
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(1,844,148)	$(1,608,558)

Please note that the fill-in-the-blank cover sheet that the Securities and Exchange Commission requires to be filed with this report lists only Wind Harvest International, Inc. as issuer but includes financial data from the consolidated financial statements of Wind Harvest International, Inc. (who is the offeror in the offering described herein) and Wind Harvest Pilot Project, Inc. which is the subsidiary of Wind Harvest International, Inc. These financial statements have not been audited and are currently under review by a third party auditor.

2024

Annual Report

of

Wind Harvest International, Inc.

This report is intended to be read by investors in the Regulation Crowdfunding Offering (the "Reg CF Offering"), commenced and concluded in 2024, of common shares (the "2024 Reg CF Shares") issued by Wind Harvest International, Inc. ("Wind Harvest" and, together with its subsidiary Wind Harvest Pilot Project, Inc. ("WHPP"), the "Issuers," the "Companies," "we," "our," "ours," and "us").

Investors in the 2024 Reg CF Offering will be referred to herein as the "2024 Reg CF Investors," "you," "your," and "yours."

Pursuant to Rule 202 of Regulation Crowdfunding (17 CFR § 227.202), an issuer that has offered and sold securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)), and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and Regulation Crowdfunding, must file with the United States Securities and Exchange Commission (the "SEC") and post on the issuer's website an annual report along with the financial statements of the issuer certified by the principal executive officer of the issuer to be true and complete in all material respects and a description of the financial condition of the issuer as described in Rule 201(5) of Regulation Crowdfunding. The annual report also must include the disclosure required by paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), and (X) of Rule 201 of Regulation Crowdfunding ("Rule 201").

Rule 201(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the Issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of Organization	Address	Website
Wind Harvest International, Inc.	Corporation	Delaware	January 6, 2006	724 N St. Davis, CA 95616	windharvest.com

Rule 201(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Issuer, all positions and offices with the

Issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or organization in which such occupation and employment took place.

Officers and directors and their positions with Wind Harvest:

Officer	Positions held at Wind Harvest	Time periods positions have been held
Jennifer Hoover	Secretary	2023-present
Kevin Wolf	Chief Executive Officer Chief Operations Officer President/CEO Director	2006-2009 2009-2019 2019-present 2006-present
Cornelius Fitzgerald	Treasurer Director (elected by the Common Shareholders) Chief Executive Officer	2019-present 2012-present 2015-2019

Director	Positions held at Wind Harvest	Time periods positions have been held
Christine Nielson	Director	2020-present
Kevin Wolf	Director (representing the Common Shareholders) President	2006-present 2019-present
Cornelius Fitzgerald	Director (representing the Common Shareholders) Treasurer	2012-present 2019-present

See **Exhibit A** for the principal occupation and employment of directors and officers over the past three years.

Rule 201(c) The name of each person, as of the most recent practicable date but not earlier than 120 days prior to the date this report is filed, who is a beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

No person holds 20% or more of Wind Harvest's outstanding voting equity securities.

Rule 201(d) A description of the business of the Issuer and the anticipated business plan of the Issuer.

For a description of our anticipated business plan, please see our financial condition discussion in response to Rule 201(s) below as well as the documents included in **Exhibit B**.

Rule 201(e) The current number of employees of the Issuer.

Wind Harvest: 7

WHPP: 0

Rule 201(1) A discussion of the material factors that make an investment in the Issuer speculative or risky.

RISK FACTORS

A crowdfunding investment involves risk. Investors should not invest any funds in an offering unless they can afford to lose their entire investment.

In making an investment decision, an investor must rely on their own examination of the Issuers and the terms of the offering, including the merits and risks involved. The 2024 Reg CF Shares have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC did not pass upon the merits of any securities offered or the terms of the 2024 Reg CF Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

The 2024 Reg CF Shares were offered under exemptions from registration; however, the SEC has not made an independent determination that those securities were exempt from registration.

The following list of risk factors and the risk factors stated elsewhere in this report are not intended and should not be understood as an exhaustive list of all risks related to an investment.

If Wind Harvest does not close an equity round within three to six months with enough capital to cover its debts and install and certify at least one of its *Wind Harvester* 4.0 turbines, it risks bankruptcy or a short sale, in which case, shareholders and warrant holders may lose some or all the value of their shares and warrants.

Wind Harvest's main assets are its Intellectual Property. It has been granted four patents and has filed five additional patents but there is no guarantee those patents will be granted. Patent pending status has much less value in a company sale than patents the USPTO have granted. The patents that are granted and pending are protected in the U.S. but not in other countries. The value of the patents in the U.S. may be negatively impacted if the Investment Tax Credits (ITC) for wind and renewable energy projects is rescinded. It may not be known before the end of 2025 or even later if the ITC will be rescinded.

Wind Harvest Eole Suite of aeroelastic models for VAWTS is unique and has value in the event of a company sale because it has been validated twice with field data from Wind Harvester prototypes and once from a VAWT prototype developed by the Sandia National Labs. The value of the computer model would be limited if Wind Harvesters are not certified.

Wind Harvest's other assets of its Model 3.1 and components for Model 4.0 only have a value of approximately $300,000 which is less than the company's current debt.

We predict that the design of our turbines and our projects' use of advanced motion detection technology will prevent flying wildlife from being harmed by our turbines. However, we do not yet have field data to test the assumption. If our turbines are not seen and avoided by key wildlife species, this may have a negative impact on sales and our financial condition.

The discussions Wind Harvest has with property owners to develop Wind Harvester projects will not have value if no Wind Harvester turbines are made. Wind Harvest cannot assure Investors that it will be able to achieve or sustain profitability in the future. Wind Harvest has not generated revenue but has incurred operating losses since its inception. Wind Harvest has sustained net losses of $1,608,558 and $1,844,148 for the years ended December 31, 2023 and 2024, respectively, and has incurred negative cash flows from operations for such years. As of December 31, 2024, Wind Harvest had an accumulated deficit of $21,851,658, limited liquid assets with cash of $1,804 and current liabilities in excess of current assets by $1,331,348.

In order to remain a going concern, Wind Harvest will need to raise sufficient funds from investors to meet its obligations and continue its operations.

If Wind Harvest does not raise at least $2,000,000 in the next three to six months, the company may not be able to install and certify at least one of its Wind Harvester 4.0 turbines, cover its most pressing debts, keep staff employed and continue to operate, and the company will be at risk of bankruptcy or a short sale.

We believe that if Wind Harvest raises the approximately $2,000,000 mentioned above, it can remain a going concern one year from now. However, this outcome cannot be guaranteed.

If the Companies raise enough to allow Wind Harvest to remain a going concern one year from now, there is still no guarantee that the Companies will raise enough to permit Wind Harvest to complete its plans to develop projects, sell, and license its technology. In order to continue these plans, Wind Harvest will require additional financing, possibly including equity or debt offerings. Funding from all future sources of capital may be limited, unavailable, or not available on favorable terms.

If Wind Harvest is able to certify, install, sell, and license its technology, there is still no assurance that Wind Harvest will in fact be successful in the wind turbine distributed- or utility-class or other business lines, or that Wind Harvest will succeed in obtaining funds in sufficient amounts to proceed with its strategy when capital is needed. If such capital and financing cannot be obtained for any reason, Wind Harvest may not be able to proceed with its business plans and may be required to scale back its strategic initiatives, prematurely sell the Company or go bankrupt.

The projects in Wind Harvest's expected sales pipeline may not materialize in a timely manner or at all. Customers and projects typically undertake a significant development process that can result in a lengthy sales cycle. Furthermore, they require land use permits, often including environmental review of impacts on wildlife, grid connection permits, and power purchase agreements that are outside of the project team's ability to control. Government decisions at the local, state and national level can affect the ability for these deeded project milestones to be achieved. The long sales cycles may require Wind Harvest to delay revenue recognition until certain milestones or technical or implementation requirements have been met.

Even if projects using Wind Harvest's technology do materialize, there is no guarantee that the technology will result in greater reliability or lower costs for energy production than other energy technologies in the area of the customer's proposed project. In some cases, the Levelized Cost of Energy from the Wind Harvesters may be higher than alternatives. If Wind Harvesters are not as cost effective as other energy technologies, the Company's sales, and financial condition could suffer.

The exact cost to mass manufacture, install and operate our Wind Harvesters is unknown and will vary with tariffs, costs of shipping and transportation, local labor costs, cost of capital, and other factors. If those combined costs are too high, we may not be able to find sales or licensees for different possible markets for our technology. Wind Harvest has not yet secured licensees for its technology. There is no guarantee that Wind Harvest will be able to license its technology. Wind Harvest's expectations of future financial success is based in part on its ability to enter licensing agreements. If it cannot do so, its profitability and the valuation of the Company could be materially affected.

Problems with quality or performance in Wind Harvest's products or products based on Wind Harvest's technology that are manufactured by Wind Harvest's licensees could have a negative impact on Wind Harvest's relationships with customers and its reputation and cause reduced market demand for Wind Harvest's products. Though Wind Harvest will require component suppliers to meet and follow the IEC 61400 requirements for quality control in the manufacturing, installation and maintenance of Wind Harvest's wind turbines, and Wind Harvest will conduct periodic inspections, including inspections of facilities, processes, and raw materials, there could nonetheless be problems with the quality or performance of the wind turbines that could adversely affect Wind Harvest due to warranty claims or other contractual damages in the future.

Wind Harvest's customers' challenges in obtaining financing to make purchases from Wind Harvest or maintain their businesses could harm Wind Harvest's business and negatively impact revenue, results of operations, and cash flow. Most of Wind Harvest's customers will require substantial financing to make purchases from Wind Harvest and complete projects. The potential inability of these customers to access the capital needed to finance purchases of Wind Harvest's products and to meet their payment obligations to Wind Harvest could adversely impact Wind Harvest's sales, financial condition and results of operations. If Wind Harvest's customers become insolvent due to market and economic conditions or otherwise, it could have an adverse impact on Wind Harvest's business, financial condition and results of operations.

There are a number of risks associated with international operations that could harm Wind Harvest's business. Wind Harvest plans to sell products and provide services on a global basis and plans to expand into almost all countries with mid-level wind resources. Wind Harvest's ability to grow in or obtain turbine components from local and international suppliers could be harmed by factors, including:

*changes in political and economic conditions and potential instability in certain regions;

*changes in tariffs and its effects on suppliers and costs

currency control and repatriation issues;

*changes in regulatory requirements or in foreign policy, including the adoption of domestic or foreign laws, regulations and interpretations detrimental to Wind Harvest's business;

*changes to regulatory incentives to purchase wind turbines, turbine components or produce or utilize wind energy;

*possible increased costs and additional regulatory burdens imposed on Wind Harvest's business;

*burdens of complying with a wide variety of laws and regulations;

*difficulties in managing the staffing of international operations;

* supply chain problems that impact component prices and availability

*increased financial accounting and reporting burdens and complexities;

*terrorist attacks and security concerns in general;

*changes to tax laws, compliance costs and challenges to Wind Harvest's tax positions that may have adverse tax consequences to us;

*changes, disruptions or delays in shipping or import/export services;

*reduced protection of Wind Harvest's intellectual property rights.

In addition, Wind Harvest plans to conduct certain functions, including customer sales and service operations, in regions outside of the US. Wind Harvest is subject to both US. and local laws and regulations applicable to Wind Harvest's offshore activities, and any factors which reduce the anticipated benefits associated with providing these functions outside of the U.S., including cost efficiencies and productivity improvements, could harm Wind Harvest's business. Wind Harvest's success depends substantially upon the internally developed technology that is incorporated in Wind Harvest's products. Wind Harvest will rely on a combination of patent, trademark and copyright laws, trade secret protection and confidentiality or license agreements with Wind Harvest's employees, customers, strategic partners, suppliers, and others to protect Wind Harvest's intellectual property rights. The steps Wind Harvest takes to protect its intellectual property rights may, however, be inadequate. Any breach or violation of Wind Harvest intellectual property rights by any of Wind Harvest's licensees could adversely affect Wind Harvest's competitive position and the value of Wind Harvest's assets.

Intellectual property right claims are expensive and time consuming to defend, and if resolved adversely, could have a significant impact on Wind Harvest's business, financial condition and operating results. In the event of a conflict between Wind Harvest's patents or current or future patent applications and the activities of other parties, infringement proceedings may be pursued by or against Wind Harvest. The legal proceedings necessary to defend the validity of patents and to prevent infringement by others can be complex and costly, and the outcomes of these legal proceedings are often uncertain. These legal proceedings might adversely affect Wind Harvest's competitive position and the value of its assets, and there can be no assurance that the outcomes of the proceedings would be successful.

Wind Harvest may not be able to receive patents on all of its expected patent applications. Patent applications in the U.S. can be maintained in secrecy until the patents are published or are issued. The two additional international patents the Company is preparing to file may not be granted.

Since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that Wind Harvest will be the first creator of inventions covered by pending patent applications or the first to file patent applications on these inventions. Accordingly, we cannot be certain that the patent applications that Wind Harvest files will result in patents being granted. If we do not receive patents for our technology, we may be unable to capture a significant share of the market for mid-level wind turbines.

Wind Harvest's business and projects are subject to the risks of earthquakes, fires, floods and other natural catastrophic events and to interruption by man-made problems such as computer viruses or terrorism, any of which could result in system failures and interruptions that could harm Wind Harvest's business. Although Wind Harvest's systems have been designed to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, rolling blackouts, telecommunication failures, terrorist attacks, cyber-attacks, computer viruses, computer denial-of-service attacks, human error, hardware or software defects or malfunctions (including defects or malfunctions of components of Wind Harvest's systems that are supplied by third party service providers) and similar events or disruptions. Despite any precautions Wind Harvest may take, system interruptions and delays could occur if there is a natural disaster, if a third-party provider closes a facility Wind Harvest uses without adequate notice for financial or other reasons, or if there are other unanticipated problems at Wind Harvest's facilities. Wind Harvest does not carry business interruption insurance sufficient to compensate it for losses that may result from interruptions in Wind Harvest's service as a result of system failures. A system outage or data loss could harm Wind Harvest's business, financial condition and results of operations.

Wind Harvest's insurance policies and financial resources may not be sufficient to cover the costs associated with personal injury, property damage, product liability and other types of claims brought against it. Wind Harvest is exposed to potentially significant risks associated with product liability or other claims if Wind Harvest's products or manufacturing activities cause personal injury or property damage, whether by product malfunctions, defects or other causes. If product liability claims are brought against Wind Harvest in the future, any resulting adverse publicity could hurt Wind Harvest's competitive standing and reduce revenues from sales of its products. The assertion of product liability, personal injury or property damage claims against Wind Harvest could result in significant legal fees and monetary damages and require Wind

Harvest to make large payments. Any business disruption or natural disaster could result in substantial costs, lost revenues and diversion of resources. Wind Harvest's insurance coverage is limited for product liability and other claims against Wind Harvest or its directors and officers, as well as for business disruption, natural disasters and life insurance on its CEO. Therefore, Wind Harvest may not have adequate insurance and financial resources to pay for its liabilities or losses from any such claim or cause.

Wind Harvest depends on highly skilled personnel to engineer its turbines and develop renewable energy projects, and if it is not able to hire, retain and motivate its personnel, Wind Harvest may not be able to grow effectively. Competition for talented engineers and senior management is strong, and Wind Harvest's future success will to some extent depend upon the contribution of a small number of key executives and personnel. Moreover, Wind Harvest's ability to successfully develop and maintain a competitive market position will depend in part on Wind Harvest's ability to attract and retain highly qualified and experienced management and engineers. The failure to attract and retain necessary personnel could have an adverse impact on Wind Harvest's business, development, financial condition, results of operations and prospects.

There is currently no, and there may never be any, secondary market trading in the Reg CF Shares , and Investors' ability to sell the Reg CF Shares is further limited by transfer restrictions under applicable securities laws. If an Investor is able to sell their 2022-2023 Note, there is no guarantee that the Investor will be able to sell for a price greater than—or equal to—the price the Investor paid for the 2022—2023 Note.

External factors such as government policies on subsidizing fossil fuels, tax subsidies for renewable energy, possible large increases in the cost of raw material and/or labor, supply chain restraints and trade embargoes could affect Wind Harvest's profitability and markets. Investors in the 2024 Reg CF Common Shares have no voting rights and no ability to make decisions regarding the affairs or operations of Wind Harvest or WHPP. Those shares are controlled by NetCapital, the crowdfunding platform through which the offering was made.

Another virus like COVID-19 could cause Wind Harvest's or WHPP's key persons to become debilitated or even die. If lost, these people would be costly to replace.

The future success of Wind Harvest and WHPP depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on Wind Harvest and WHPP. There can be no assurance that Wind Harvest or WHPP will be successful in attracting and retaining other personnel they require to successfully grow their business.

Christine Nielson, Kevin Wolf, and Cornelius Fitzgerald are part-time officers of WHPP. As such, it is likely that WHPP will not make the same progress as it would if that were not the case.

Rule 201(m) A description of the ownership structure and capital of the Issuer, including:

(1) The terms of the securities being offered and each other class of security of the Issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Issuer.

Wind Harvest has issued 13,041,307 Common Shares at a total share price of $782,478 in the 2024 Reg CF Offering.

Summary of the terms of the 2024 Reg CF Common Shares

The following summary is intended to be only a summary of some of the key terms of the 2024 Reg CF Shares. It is not a complete description of the terms of the 2024 Reg CF Shares. Please see the form of the 2024 Reg CF Shares filed herewith as Exhibit C for the complete terms of the investment in the 2024 Reg CF Offering.

Common shares in the 2024 Reg CF Offering were priced at $0.07 each and sold for an "early-bird" discount of $0.06 each. All of this Offering's shares were sold at the discounted price.

Other Outstanding Securities

WHPP

Class of Security	Securities (or Amount) Outstanding	Voting Rights
Common Stock	6,000,000 shares	Yes
Guaranteed Promissory Notes sold in the 2020-2021 Note Offerings (the "2020-2021 Notes")	$1,943,966 plus interest (see our response to Rule 201(q))	No
2022-2023 Notes	$620,618 plus interest	No

Wind Harvest

Class of Security	Securities (or Amount) Outstanding	Voting Rights
Common Stock (direct issuance)	18,723,287	Yes
Common Stock (Reg CF)	13,041,307	Voting rights held by Netcapital
Series A Preferred Stock	100,739,757	Yes
Series A-1 Preferred Stock	109,985,503	Yes
Series A-2 Preferred Stock	13,347,356	No
Series A-3 Preferred Stock	11,467,847	Yes
Series A-4 Preferred Stock	2,252,457	Yes

Please note that 86,000,000 shares of Wind Harvest's common stock are reserved under the 2022 Equity Incentive Plan. Of these, 27,025,000 have vested as of 4/30/2025. Please see the financial statements, filed with the SEC with this Form C-AR as Exhibit D, for more details about the plan.

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion (as of 4/30/2025)
Maas Survivors Trust Convertible Notes	60,754,342 Series A-1 & A-2 Preferred Shares
Warrants to Purchase Preferred Stock	11,700
Warrants to Purchase Common Stock	21,706,542
Promissory Notes Issued to WHPP in connection with the WHPP Loans	13,992930
Equity Incentive Plan Common Stock Options	27,025,000
Convertible Promissory Notes	2,174,045

Class of Security	Amount Outstanding
Promissory Notes issued to WHPP from Wind Harvest in connection with the WHPP Loans	$2,422,265 plus interest

Please see our responses to Rules 201(p) and (q) for more information about the outstanding securities of Wind Harvest.

> **(2) A description of how the exercise of rights held by the principal shareholders of the Issuer could affect the purchasers of the securities that were offered.**

The Investors in the 2024 Reg CF Shares have no voting rights and will have no voting rights. The Maas family, the principal shareholder of Wind Harvest identified above, collectively has 32% of the voting shares of Wind Harvest, though as individuals, none have more than 20% ownership. They will have a significant say in the decisions upon which shareholders are entitled to vote. Wind Harvest and/or Maas family (together, the "Principal Shareholders") may make decisions with which other Investors disagree or that negatively affects the value of Wind Harvest's common stock, and the Investor may have no recourse to change those decisions. The Investor's interests may conflict with those of the Principal Shareholders, and there is no guarantee that WHPP or Wind Harvest will develop in a way that is optimal or advantageous to the Investor.

In addition, the Maas family may, with the agreement of holders of only more than 20% of the other voting shares may change the terms of the certificate of incorporation of Wind Harvest, change the management of Wind Harvest or vote to engage in new offerings or register certain of Wind Harvest's securities in a way that negatively affects the value of Wind Harvest's common stock.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is the beneficial owner of 20 percent or more of the Issuer's outstanding equity securities, calculated on the basis of voting power.

Please see our response to Rule 201(c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the Issuer in the future, including during subsequent corporate actions.

Reg CF Common Shares were valued at $0.07 each in comparison to preferred shares which were last valued in the Series A-4 round at $0.09 each. The value of Common Shares track the value of Preferred Shares. If/when the company is sold or publicly traded, Preferred Shares convert to Common Shares which essentially increases the value of the Common Shares.

(5) The risks to purchasers of the securities relating to minority ownership in the Issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

Reg CF Offering investors will have an ownership interest in Wind Harvest, so there is risk related to minority ownership. Investors in these offerings have no voting rights or other decision-making rights in WHPP or Wind Harvest.

Decision-making rights will belong exclusively to the officers, directors, and shareholders of those companies. It is possible that such officers, directors, or shareholders may make a decision—including the issuance of additional securities, a sale of the applicable company or the assets of the applicable company, or transactions with related parties—that has negative consequences for the applicable company or companies and affects WHPP's (or Wind Harvest's under the terms of the Guaranty) ability to make payments on the 2022-2023 Notes.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that a 2024 Reg CF Offering of Common Shares may be transferred after one year. Since more than one year restriction has passed, the shares can be transferred via the NetCapital platform. **Rule 201(p) A description of the material terms of any indebtedness of the Issuer, including the amount, interest rate, maturity date and any other material terms.**

Wind Harvest Pilot Project

See description of the 2020-2021 Notes and the 2022-2023 Notes in our responses to Rules 201(m) and 201(q).

Wind Harvest

See description of the WHPP Loans in our response to Rule 201(q).

Wind Harvest's other indebtedness is as follows:

- Wind Harvest has $1,442,500 in convertible promissory notes plus $1,595,217 in accrued interest (as of 4/30/2025) with the Maas family. The maturity date of these Notes has been extended to December 31, 2026. Interest rate is 10%.
- Fifty investors are owed a total of $1,170,621 in promissory notes plus $181,163 in interest earned at 10% interest. Maturity date is 6/30/2025.
- One investor is owed a total of $6,800 in promissory notes plus $816 interest earned at 10% interest on notes with a maturity date of 12/31/2024.
- One investor is owed $25,000 plus $4,993 in interest on a promissory note earning 10% interest with a maturity date of 2/28/2025.
- One investor is owed a total of $15,000 plus $1,734 in interest on promissory notes earning 10% interest with a maturity date of 3/4/2025.
- One investor is owed a total of $75,000 plus $10,856 in interest on promissory notes earning 10% interest with a maturity date of 3/31/2025.
- Kevin Wolf, CEO of Wind Harvest, is owed $198,321 in promissory notes that earns 10% interest plus $30,731 in interest earned to date. Maturity date is 6/30/2025.

- One investor is owed $300,000 on a promissory note that earns 1% interest with $6,970 in interest earned to date. Maturity date is 6/30/2025.
- One investor is owed $20,755 in promissory notes plus $1,403 in interest earned at 10% interest. These notes have a maturity date of 4/30/2025 and the investor has expressed intent to roll them over to a new convertible note with maturity date of 6/30/2026 and 10% interest.
- Ten investors are owed a total of $191,378 in convertible promissory notes earning 10% interest plus $1,752 in interest earned to date. Maturity date is 6/30/2026.

Rule 201(q) A description of exempt offerings conducted within the past three years.

WHPP

On April 8, 2022, WHPP completed offerings of guaranteed promissory notes under Regulation Crowdfunding and Rule 506(c) of Regulation D under the Securities Act raising $1,944,015 (the "2020-2021 Note Offerings"). WHPP loaned $1,850,000 of that amount to Wind Harvest (the "First WHPP Loans"). The loans were used to achieve installation of Wind Harvest's Model 3.1 turbine at the UL Advanced Wind Turbine Testing Facility in Texas. (The amount not loaned to Wind Harvest was used to pay (1) crowdfunding portal fees in connection with the 2020-2021 Note Offerings (2) legal fees and other administrative expenses associated with the 2020-2021 Note Offerings).

On July 7, 2020, WHPP issued 6,000,000 shares of its common stock to Wind Harvest pursuant to Section 4(a)(2) of the Securities Act. The total purchase price was $60. Between September 2022 and May 1, 2023, WHPP sold 2022-2023 Notes in a total amount of $497,615. WHPP will loan 90% of the funds raised in the 2022-2023 Note Offerings. The remaining funds will be used to pay (i) Regulation Crowdfunding portal fees in connection with the 2022-2023 Reg CF Offering and (ii) reasonable administrative, operating and legal expenses in connection with the 2022-2023 Note Offerings. Such loans will be referred to herein as the New WHPP Loans. Wind Harvest has used the New WHPP Loans it has received so far to do the following:

- Pay staff
- Pay for new patents
- Pay off debt
- Advance projects in its sales pipeline

Wind Harvest

From November 2021 to March 10, 2022, Wind Harvest issued 7,488,600 shares of Series A Preferred Stock as a result of outstanding warrant exercises at an issuance price of $0.05 per share, for gross proceeds of $374,430. These issuances were made pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act. The proceeds were used for general operating expenses.

In December 2022, Wind Harvest commenced its offering of Series A-4 Preferred Stock (the "Series A-4 round") pursuant to Section 4(a)(2) of the Securities Act. Wind Harvest raised $201,500 through this offering. Please see our response to Rules 201(s) for more information about the Series A-4 round.

Between September 2022 and April 28, 2023, Wind Harvest issued to WHPP promissory notes in a total amount of $450,000 under the New WHPP Loans. Interest on the principal amount of each promissory note shall accrue at a fixed per annum rate up to but not exceeding 10%. The precise interest rate for each note shall be an amount necessary to cover (i) interest payments under promissory notes issued by the WHPP in order to finance Wind Harvest, (ii) Regulation Crowdfunding portal fees in connection with WHPP's activities to finance Wind Harvest, and (iii) as mutually agreed by the Lender and the Borrower, reasonable administrative, operating and legal expenses in connection with WHPP's activities to finance Wind Harvest. The promissory notes are unsecured. The exemption used was Section 4(a)(2) of the Securities Act. The use of the New WHPP Loans is described earlier in this response to Rule 201(q).

From March through April 2024, Wind Harvest raised capital with a Reg CF offering of Common Shares via the NetCapital crowdfunding platform.

In October 2024 Wind Harvest began issuing Convertible Promissory Notes pursuant to Section 4(a)(2) of the Securities Act. The offering of the CPN is ongoing. Notes earn 10% interest and convert when more than $6 million has been raised from the Notes and the Series B round expected at the end of 2025. The CPNs convert to preferred shares at the Series A-4 share prices set at the end of 2022.

Please see our responses to Rules 201(p) and (s) for more information about the Series A-4 Notes.

Wind Harvest plans to use any additional investments to do the following:

1. Make, install, test and certify two Wind Harvester 4.0 turbines at the UL Advanced Wind Turbine Testing Facility in Texas

2. Pay for more new patents

3. Advance projects including a project in development in St. Croix, US Virgin Islands.

4. Pay staff.

5. Pay off debt

Rule 201(r) A description of any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, to which the Issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the Issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:

1) Any director or officer of the Issuer;

2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the report or report is filed, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

3) If the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

We will refer to the transactions described in this Rule 201(r) as "Related Party Transactions."

In 2024 Wind Harvest raised $782,478 from 198 investments via a crowdfunding offering of common shares with the platform NetCapital. None of the people above have a direct or indirect material interest in the Common share offering except the CEO of Wind Harvest who invested $25,000 into that offering.

Below are Related Party Transactions from the beginning of 2024 to date, or that are currently proposed, and that exceed $39,124 (5% of $782,478).

Parties: Kevin Wolf and Wind Harvest

Relationship: Kevin Wolf is the CEO of Wind Harvest

Description of Transaction: On 4/17/2024, Kevin Wolf loaned Wind Harvest $130,000 with a promissory note that earns 10% interest. In multiple payments, Wind Harvest has partially repaid to Kevin Wolf a total of $70,059 on the accrued interest and principal of that loan.

MANAGEMENT

DISCUSSION SECTION

Rule 201(s) A discussion of the Issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each Investor should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Investors should review the risk factors stated in response to Rules 201(f) and 201(m) above as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Wind Harvest hopes, but of course does not guarantee, that it will be the leading manufacturer of mid-level vertical axis wind turbines with a solid share of the expected $400+ billion wind farm understory market and the estimated $100 billion distributed energy and behind-the-meter markets for shorter turbines. Wind Harvest's goal is to have $1+ billion in annual sales by the end of 2029.

Given Wind Harvest's limited operating history, Wind Harvest cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Wind Harvest

Wind Harvest was incorporated in the State of Delaware in January 2006. Since then, Wind Harvest has

- Completed designing and testing the Wind Harvester prototypes Model 1.0 and Model 2.0 that provided the Company with the three-blade design.
- Designed and tested Model 3.0, the full-scale commercial prototype and the largest turbine made in the Company's long history.

- Used the data from Model 3.0 to validate its suite of H-type vertical axis wind turbine aeroelastic computer models.
- Completed the engineering, and design review and manufacturing for Model 3.1.
- Installed and completed testing of its Model 3.1 at the UL Advanced Wind Turbine Testing Facility in Texas.
- Validated and improved our proprietary Eole Suite of Aeroelastic Models. The engineering team uses the models to rapidly evaluate possible changes in the turbine design. A peer reviewed paper was published on the results.
- Completed Technology Readiness Level 7—full scale prototype operating in industrial conditions—for Model 3.1.
- Achieved 24/7 operations for Model 3.1. The turbine was struck by lightning and stopped operations because the generator was damaged and beyond repair. It has not yet been replaced.
- Finished the design of Model 4.0. The Model 4.0 turbines are less expensive to manufacture, assemble, install and operate than previous models. They are also more durable and efficient. We are ready to order the first two Wind Harvester 4.0—70kWs turbines, to be used in the certification process.
- Secured MOUs with two US Air Force Bases and applied for two AFWERX SBIR contracts.
- Filed nine patents of which four have been granted and five are pending.
- Have an agreement with an offtaker in St. Croix US Virgin Islands to develop a 1 - 10 MW project on land on or adjacent to their oil refinery.

WHPP

WHPP was incorporated in the State of Delaware in April 2020. WHPP's activities are described in our response to Rule 201(q).

Historical Results of Operations

WHPP

Since its incorporation in 2020, WHPP has had no activity other than raising funds from Investors and lending those funds to Wind Harvest.

WHPP is a finance subsidiary under the Investment Company Act of 1940 and, as such, WHPP'S primary purpose is to finance the business operations of Wind Harvest. WHPP does not have and will not have, revenue or income (other than what it receives from or through Wind Harvest, such as principal or interest payments and proceeds from the sale of shares issued by Wind Harvest to WHPP in connection with the 2020-2021 Note Offerings or the 2022-2023 Note

Offerings); does not have and will not have any assets independent of its activities to finance Wind Harvest; and does not have and will not have operations independent of Wind Harvest.

Wind Harvest

Wind Harvest was organized in January 2006 and has limited operations upon which Investors may base an evaluation of its performance. To date, Wind Harvest's activities have been largely confined to research and development and fundraising. Wind Harvest has done no business and has generated no revenue.

Liquidity & Capital Resources

WHPP

As discussed in our response to Rule 201(q), WHPP has made the WHPP Loans to Wind Harvest. WHPP plans to use the majority of the interest and principal payments it receives from Wind Harvest under such loans to make interest and principal payments to the investors in the 2020-2021 Note Offerings and the 2022-2023 Note Offerings.

WHPP does not expect to have any capital resources, income, or revenue beyond the proceeds from the 2020-2021 Note Offerings, the 2022-2023 Note Offerings and any future offerings to investors for the purpose of financing Wind Harvest; the interest and principal payments WHPP receives from Wind Harvest; the proceeds from the sale, if any, of shares issuable under warrants issued from WHPP to Wind Harvest in connection with the 2020-2021 Note Offerings and the 2022-2023 Note Offerings. The profits from the sale of such shares will be divided pro rata among Investors in the 2020-2021 Notes and pro rata among investors in the 2022-2023 Notes according to the terms of such notes.

Wind Harvest

Challenges

The biggest and ongoing challenge facing Wind Harvest has been and is raising the capital needed to remain an ongoing concern, complete third party certification of its turbines and begin sales. Capital available worldwide for renewable energy startups dropped by 10% between 2023 and 2024.

Another part of the capital raising challenge was the problems the Company faced in bringing its books and financials to proper GAAP and accounting standards and through a rigorous third-party audit for 2022, 2023, and 2024. The 2022 audit was not properly done. The newly completed audits are expected to be completed in May 2025.

Successes

Wind Harvest recorded a number of key successes in 2024. Four new patents were granted. Wind Harvest started new relationships with potential property owners in St. Croix and California. A peer reviewed paper on the accuracy of the Company's aeroelastic model was published. An AFWERX SBIR Phase I proposal was turned in and received two excellents and a good review but was not funded. Wind Harvest converted close to $400,000 in notes and interest into common shares in its NetCapital common share offering. The Company remained a going concern, kept all its key staff and relationships with consultants and vendors.

Current Activities and Plans for the Future

New opportunities and current activities for raising capital, developing projects, selling turbins and advancing R&D include progress with:

- advancing a 1.5 MW (30 turbine) Wind Harvester project in St. Croix with the offtaker being nearby refinery.
- an R&D project with the University of the Isthmus in the state of Oaxaca,
- a 1 MW project with a major mining company in MX to provide renewable energy to one of their mines:
- a $5.5 million grant and investment application with the EU Innovation Council;
- a $1.0+ million AXWERX SBIR grant application;
- a $200,000+ grant application made for NREL funds from the US DOE to cover the third-party costs of certification.
- five patents pending and two more being prepared to be filed;
- a relationship with another major wind farm owner and developer who is exploring projects in Brazilian wind farms that can use our turbines to tap into the nation's fund for renewable energy R&D;
- discussion with an indigenous tribe in the U.S. about adding Wind Harvesters to their casino: and more.

Rule 201(x) Whether the Issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this Form C-AR, including its Exhibits, that are not historical are forward-looking statements. These forward-looking statements are typically identified by terms such as "will," "anticipate," "believe," "continue," "could," "can, estimate," "expect," "foresee," "roadmap," "intend," "likely," "may," "plan," "potential," "predict," "probable," "project," "seek," "should," "aim," "would," "can have," "pipeline," and similar expressions. Forward-looking statements in this Form C-AR, including its Exhibits, may include, among others, statements concerning the following: the Wind Harvesters' potential impact on the wind energy industry; the Wind Harvesters' future utilization of an untapped wind resource; the Wind Harvesters' potential social and environmental impact; the Wind Harvesters' future improvement of the reliability and output of renewable energy projects; Wind Harvest's future sources of capital; the return on investment you may receive if you invest in this offering; the terms and timing of this offering and of future offerings; the sources, amounts, and timing of Wind Harvest's future revenue and profits, if any; Wind Harvest's sales pipeline; the size of the market available to Wind Harvest; the demand for the Wind Harvester turbines; the amount of capital Wind Harvest will need to complete its projects; whether and when Wind Harvest projects will be completed; whether and when the certification and installation of the turbines will occur; Wind Harvest's ability to license its technology; how the funds from this offering will be used; and/or whether and when manufacturing and sales of the Wind Harvesters will occur. You are cautioned not to place undue reliance on these forward-looking statements. They are based on the current beliefs, expectations, and assumptions of our management and are subject to significant risks and uncertainties that are beyond our ability to predict or control. These risk factors include, but are not limited to, those that can be found under "Risk Factors" herein (Question 8) and those identified as risks elsewhere in this Form C-AR. Unless otherwise stated herein, all information provided in this Form C-AR, including its Exhibits, is current as of April 30, 2025. We undertake no duty to update this information unless required by law.

Exhibits List

Exhibit A: Bios of Officers and Directors

Exhibit B: Quick Facts and Pitch Deck

Exhibit C: Form of 2024 CF Shares

Exhibit D: Financial Statements

Exhibit E: Wind Harvest Signatures